Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Neurotez Inc.
991 Highway 22, SUITE 200A
Bridgewater, NJ 08807
https://neurotez.com/

Up to $281,096.00 in Common Stock at $4.00
Minimum Target Amount: $10,000.00

Company:

Company: Neurotez Inc.
Address: 991 Highway 22, SUITE 200A, Bridgewater, NJ 08807
State of Incorporation: DE
Date Incorporated: October 14, 2005

Terms:

Equity

Offering Minimum: $10,000.00 | 2,500 shares of Common Stock
Offering Maximum: $281,096.00 | 70,274 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $496.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Company Perks***</u>

Early Bird

Friends and Family Early Bird

Invest within the first 72 hours and receive additional 15% Bonus Shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive additional 10% Bonus Shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% Bonus Shares.

<u>**Investment Incentives and Bonuses***</u>

Tier 1: $1,000+

5% Bonus Shares

Tier 2: $2,000+

10% Bonus Shares

Tier 3: $5,000+

15% Bonus Shares

Tier 4: $10,000+

20% Bonus Shares

All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

Neurotez will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Neurotez, Inc. ("Neurotez" or the "Company") is a private corporation whose primary goal is to develop a Leptin product as a novel hormone replacement therapy for Alzheimer's disease (AD) and/or as a preventative for those who are at risk.

Our mission is to become the world leaders in biotechnology, utilizing an integrated platform from discovery to proof of concept clinical trials for Central Nervous System (CNS) drugs that are both safe and efficacious. We are dedicated to excellence, improving lives and serving the public responsibly.

Competitors and Industry

Alzheimer's disease is a huge unmet medical need, affecting more than 50 million patients globally. The brain disorder has proven to be very challenging for therapeutics and none has been approved for the last 18 years until recently (June 2021). Many companies, including ours, are pursuing programs to develop more effective, safer and cheaper drugs, as the newly FDA-approved drug has many limitations.

Current Stage and Roadmap

As our program involves the repurposing of a drug that is already in the market for a different indication (Myalept for lipodystrophy), we are effectively a phase 2 ready opportunity.

Nonetheless, as we will be manufacturing our own biologic, we will process IND-enabling and phase 1 studies under a 505(b)(2) path in a streamlined fashion. A GMP-level Master Cell Bank and a robust manufacturing process has been established and we are ready to enter the GMP suite for the production of clinical-grade protein. The approach, the asset and regulatory path strategy are unique in the industry and are reinforced by compelling preclinical studies and clinical observations, cross-sectional and longitudinal, involving thousands of patients. This lay the ground for a potential approval using Leptin as a surrogate biomarker endpoint.

The Team

Officers and Directors

Name: Nikolaos Tezapsidis, PhD

Nikolaos Tezapsidis, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO and Chairman of the Board
  Dates of Service: October 14, 2005 - Present
  Responsibilities: Senior Executive and Major Shareholder. NT has a monthly salary of $5,000 and holds 41% of Neurotez stock.

Name: J. Wesson Ashford, MD, PhD

J. Wesson Ashford, MD, PhD's current primary role is with Veteran Affairs, Palo Alto Health Care System. J. Wesson Ashford, MD, PhD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer
  Dates of Service: February 14, 2006 - Present
  Responsibilities: Clinical Development. JWA received $1,000 this year and holds 5.3% of Neurotez stock

- **Position:** Board Member
  Dates of Service: February 14, 2006 - Present
  Responsibilities: Participation as a Board Member

Other business experience in the past three years:

- **Employer:** Stanford University
  Title: Clinical Professor of Psychiatry (affiliated)
  Dates of Service: September 01, 2009 - Present
  Responsibilities: Research and Provider of Clinical Services

Other business experience in the past three years:

- **Employer:** Veteran Affairs, Palo Alto Health Care System
  Title: Physician
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Research and Clinical Services

Other business experience in the past three years:

- **Employer:** MemTrax, LLC
  Title: Consultant
  Dates of Service: January 01, 2011 - Present
  Responsibilities: Consulting

Name: Jukka Karjalainen, MD, PhD

Jukka Karjalainen, MD, PhD's current primary role is with Pharma Consulting Services (PCS) Inc.. Jukka Karjalainen, MD, PhD currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Clinical trials. JK received $1,000 this year and holds 0.2% of Neurotez stock

Other business experience in the past three years:

- **Employer:** Pharma Consulting Services (PCS) Inc.
  Title: Advisory CRO consulting for biotech and pharma companies
  Dates of Service: June 01, 2003 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** Terfa Liter Corporation
  Title: CEO
  Dates of Service: January 01, 2017 - May 01, 2021
  Responsibilities: Executive

Other business experience in the past three years:

- **Employer:** Cybin Corp.
  Title: CMO
  Dates of Service: January 01, 2019 - February 01, 2021
  Responsibilities: Clinical trials

Name: Hamish McArthur, PhD

Hamish McArthur, PhD's current primary role is with SolAureus Consultants LLC, Pharmaceutical Advisor. Hamish McArthur, PhD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Manufacturing Officer
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Drug Production and Distribution. HM received $1,000 this year and holds 1.1% of Neurotez stock

Name: James Harris, MBA

James Harris, MBA's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Financial and Business Development. JH received $1,000 this year and holds 2.46% of Neurotez stock

- **Position:** Board Member
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Participation in Board meetings

Other business experience in the past three years:

- **Employer:** Health Economics
  Title: CEO
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Executive

Name: Jane Johnston, PhD

Jane Johnston, PhD's current primary role is with CUNY. Jane Johnston, PhD currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Operations
  Dates of Service: October 14, 2005 - Present
  Responsibilities: Research and administrative duties. JJ received $1,000 this year and holds 11.07% of Neurotez stock.

Other business experience in the past three years:

- **Employer:** CUNY
  Title: Professor
  Dates of Service: September 10, 2012 - Present
  Responsibilities: Teaching Biology

Name: Bob Oliver, MBA

Bob Oliver, MBA's current primary role is with PsyBio Therapeutics. Bob Oliver, MBA currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Board participation. BO received $1,000 this year and holds 1%

of Neurotez stock

Other business experience in the past three years:

- **Employer:** PsyBio Therapeutics
  Title: Independent Director
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Board participation

Other business experience in the past three years:

- **Employer:** CELLIX Biosciences
  Title: Executive Advisor
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Consultant

Name: Thomas Humphries, MD, FACP, FACG, AGAF

Thomas Humphries, MD, FACP, FACG, AGAF's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Board participation. TH received $2,000 this year and holds 1% of Neurotez stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company, Neurotez Inc. involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to

indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Shares in the amount of up to $4,746097 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Memtin drug candidate. Delays or cost overruns in the development of our Memtin and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Neurotez was formed on 10/14/2005. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Neurotez Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Memtin is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patents and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Risks Relating to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will incur continued losses for the foreseeable future. We may never achieve or maintain profitability. We are a clinical-stage biopharmaceutical company with limited operating history. We have never been profitable and do not expect to be profitable in the foreseeable future. We have incurred net losses in each year since beginning to develop our recombinant Leptin product, including net losses of approximately

$49,645 and $27,331 for our fiscal years ended September 30, 2017, and 2016, respectively. In addition, we have not commercialized any products and have never generated any revenue from the commercialization of any product. We have devoted most of our financial resources to research and development, including our preclinical development activities and clinical trials. We expect to incur significant additional operating losses for the next several years, at least, as we conduct our research and development activities, advance drug candidates through clinical development, complete clinical trials, seek regulatory approval and, if we receive FDA approval, commercialize our products. Furthermore, the costs of advancing drugs into each succeeding clinical phase tend to increase substantially over time. The total costs to advance any of our drug candidates to marketing approval in even a single jurisdiction would be substantial. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to begin generating revenue from the commercialization of products or achieve or maintain profitability. We expect to incur increased expenses as we continue our currently planned IND-enabling studies. Furthermore, our ability to successfully develop, commercialize and license our products and generate product revenue is subject to substantial additional risks and uncertainties, as described under "Risks Relating to the Development and Regulatory Approval of Our Drug Candidates" and "Risks Relating to the Commercialization of Our Drug Candidates." As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders' equity and working capital. The amount of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. In addition, we may not be able to enter into any collaborations that will generate significant cash. If we are unable to develop and commercialize one or more of our drug candidates either alone or with collaborators, or if revenues from any drug candidate that receives marketing approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability. If we are unable to achieve and then maintain profitability, the value of our equity securities will be materially and adversely affected. Currently, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales. As a result, our ability to generate revenue from products, curtail our losses and reach profitability is unproven, and we may never generate substantial product revenue.

Products approved for commercialization

We have no products approved for commercialization and have never generated any revenue from the commercialization of any product. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales for a number of years. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to: • • completing research and nonclinical and clinical development of our product candidates; • • obtaining regulatory and marketing approvals for product candidates for which we complete clinical studies; • • establishing collaborations for the development of certain of our drug candidates; • • establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for our product candidates, if approved; • • launching and commercializing product candidates for which we obtain regulatory and marketing approval, either directly or with a collaborator or distributor; • • obtaining market acceptance of our product candidates as viable treatment options; • • addressing any competing technological and market developments; • • negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter; • • maintaining, protecting and expanding our portfolio of intellectual property rights; and • • attracting, hiring and retaining qualified personnel. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA or other regulatory authorities to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Additional Capital Needs

We will need additional capital to complete the development and commercialization of our recombinant Leptin and our other drug candidates. Even if this offering is successful, if we are unable to raise sufficient capital, we would be forced to delay, reduce or eliminate our product development programs. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we proceed with our currently planned IND-enabling studies and continue to work on our other research programs. The expected net proceeds of this offering may not be sufficient for us to complete the IND-enabling studies and will not be sufficient for the development of our other drug candidates. If we are unable to successfully license our other drug candidates, we may need to raise additional capital through equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. If the FDA or other regulators require that we perform additional studies beyond those we currently expect, or if there are any delays in completing our clinical trials or the development of any of our drug candidates, our expenses could increase beyond what we currently anticipate, and the timing of any potential product approval may be delayed. We have no commitments or arrangements for any additional financing to fund our research and development programs. Because successful development of our drug candidates is uncertain, we are unable to estimate the actual funds required to complete research and development and commercialize and license our products under development. Until we can generate a sufficient amount of revenue from our drug candidates, if ever, we expect to finance future cash needs through equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. If worldwide economic conditions and the international equity and credit markets deteriorate and return to depressed states, it will be more difficult for us to obtain additional equity or credit financing, when needed. Our future capital requirements will depend on many factors, including: • • the progress, costs, results and timing of the currently planned IND-enabling studies; • • the willingness of the FDA to accept our completed and planned clinical and preclinical studies and other work; • • the outcome, costs and timing of seeking and obtaining FDA and any other regulatory approvals; • • the number and characteristics of drug candidates that we pursue, including our drug candidates in preclinical development; • • the ability of our drug candidates to progress through clinical development successfully; • • our need to expand our research and development activities; • • the costs associated with securing, establishing and maintaining commercialization capabilities; • • the costs of acquiring, licensing or investing in businesses, products, drug candidates and technologies; • • our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights; • • our need and ability to hire additional management and scientific and medical personnel; • • the effect of competing technological and market developments; • • our need to implement additional internal systems and infrastructure, including financial and reporting systems; and • • the economic and other terms, timing and success of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future.

Raising additional capital may cause dilution

Raising additional capital may cause dilution to our stockholders, including purchasers of the Common Stock in this offering, restrict our operations or require us to relinquish rights to our technologies or drug candidates. Until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams or drug candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves. We have a limited operating history and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Limited Operating History

We are a clinical stage biopharmaceutical company with a limited operating history. Our operations to date have been primarily limited to developing our technology and undertaking preclinical studies and clinical trials of our Leptin product and our other drug candidates. We have not yet obtained regulatory approvals for our Leptin product or any of our other drug candidates. Consequently, any statements about our future success or viability are not based on any substantial operating history or commercialized products. Our financial condition and operating results have varied significantly in the past and will continue to fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. As a result, we may never successfully develop and commercialize a product, which could lead to a material adverse effect on the value of any investment in our securities. Risks Relating to the Development and Regulatory Approval of Our Drug Candidates

Regulatory Approval

We cannot be certain that our recombinant Leptin or any of our other drug candidates will receive regulatory approval, and without regulatory approval we will not be able to market our drug candidates and generate revenue from products. Any delay in the regulatory review or approval of our recombinant Leptin or any of our other drug candidates will materially or adversely harm our business. We have invested a significant portion of our efforts and financial resources in the development of our recombinant Leptin product, our most advanced drug candidate. Our ability to generate revenue related to product sales, which we do not expect will occur for at least the next several years, if ever, will depend on the successful development and regulatory approval of our drug candidates. The failure to obtain regulatory approvals would prevent our drug candidates from being marketed and would prevent us from generating revenue from our drug candidates, which would have a material and adverse effect on our business. All of our drug candidates require regulatory review and approval prior to commercialization, and generally, only a small percentage of pharmaceutical products under development are ultimately approved for commercial sale. Moreover, any delays in the regulatory review or approval of our drug candidates would delay market launch, increase our cash requirements and result in additional operating losses.The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved.

Furthermore, this approval process is extremely complex, expensive and uncertain, and failure to comply with applicable regulatory requirements can, among other things, result in the suspension of regulatory approval as well as possible civil and criminal sanctions. We may be unable to submit any new drug application, or an INDA, in the United States or any marketing approval application in foreign jurisdictions for any of our products. If we submit an INDA or supplemental INDA, to the FDA seeking marketing approval for any of our drug candidates, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any of these submissions will be accepted for filing and reviewed by the FDA, or that the marketing approval application submissions to any other regulatory authorities will be accepted for filing and review by those authorities. We cannot be certain that we will be able to respond to any regulatory requests during the review period in a timely manner, or at all, without delaying potential regulatory action. We also cannot be certain that any of our drug candidates will receive favorable recommendations from any FDA advisory committee or foreign regulatory bodies or be approved for marketing by the FDA or foreign regulatory authorities. In addition, delays in approvals or rejections of marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, data and studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our recombinant Leptin or our other drug candidates. Data obtained from preclinical studies and clinical trials are subject to different interpretations, which could delay, limit or prevent regulatory review or approval of any of our drug candidates. Furthermore, regulatory attitudes towards the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, policy changes and agency funding, staffing and leadership. We do not know whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects. In addition, the environment in which our regulatory submissions may be reviewed changes over time. For example, average review times at the FDA for INDAs have fluctuated over the last ten years, and we cannot predict the review time for any of our submissions with any regulatory authorities. Review times can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes. Moreover, in light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of the U.S. Government Accountability Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of Risk Evaluation and Mitigation Strategy, or "REMS," measures that may, for instance, place restrictions on the distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to delay or terminate clinical trials before completion or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or may result in approval for a more limited indication than originally sought. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate's clinical development and may vary among jurisdictions, and approval in one jurisdiction does not guarantee approval in any other jurisdiction. Our drug candidates could fail to receive regulatory approval for many reasons, including the following: • • the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials; • • we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a drug candidate is safe and effective for its proposed indication; • • the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval; • • we may be unable to demonstrate that a drug candidate's clinical and other benefits outweigh its safety risks; • • the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials; • • the data collected from clinical trials of our drug candidates may not be sufficient to support the submission of an INDA or other submission or to obtain regulatory approval in the United States or elsewhere; • • the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; • • the FDA or comparable foreign regulatory authorities may fail to approve the companion diagnostics we contemplate developing with partners; and • • the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval. This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our drug candidates, which would significantly harm our business, results of operations and prospects. In addition, even if we were to obtain approval, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate. For example, even if our recombinant Leptin product receives regulatory approval, it may not be approved by the FDA as a disease modifying treatment. To date, the FDA has not approved any drugs for the treatment of AD as disease modifying. Any of the foregoing scenarios could materially harm the commercial prospects for our drug candidates. Delays in the commencement, enrollment and completion of our clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for our recombinant Leptin and our other drug candidates. Delays in the commencement, enrollment and completion of clinical trials could increase our product development costs or limit the regulatory approval of our drug candidates. We do not know whether planned clinical trials of our recombinant Leptin product in additional indications and of our other drug candidates will begin on time or will be completed on schedule or at all. The commencement, enrollment and completion of clinical trials can be delayed for a variety of reasons, including: • • inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites; • • regulatory objections to commencing a clinical trial; • • inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our drug candidates; • • withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials; • • inability to obtain institutional review board, or IRB, approval to conduct a clinical trial; • • difficulty recruiting and enrolling subjects to participate in clinical trials for a variety of reasons, including willingness of subjects to undergo required study procedures, meeting the enrollment criteria for our study and competition from other clinical trial programs for the same indication as our drug candidates; • • inability to retain subjects in clinical trials due to the treatment protocol, personal issues, side effects from the therapy or lack of efficacy; and • • difficulty in importing and exporting clinical trial materials and study samples. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including: • • failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols; • • failure to pass inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities; • • failure of any contract manufacturing organizations, or CMOs, that we use to comply with current Good Manufacturing Practices, or cGMPs; • • unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks; • • failure to demonstrate benefit from using the drug; • • changes in the regulatory requirement and guidance; or • • lack of adequate funding to continue the clinical trial due to unforeseen costs resulting from enrollment delays, requirements to conduct additional trials and studies, increased expenses associated with the services of our CROs and other third parties or other reasons. Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of one or more of our product candidates. If we experience delays in the completion of, or termination of, any clinical trial of our drug candidates, the commercial prospects of our drug candidates will be harmed, and our ability to generate product revenues from any of these drug candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our drug candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates. Our drug candidates may cause serious adverse events or undesirable side effects which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales. MYALEPT is currently approved in the US under a REMS. Serious adverse events or undesirable side effects from our recombinant Leptin or any of our other drug candidates could arise either during clinical development or, if approved, after the approved product has been marketed. The results of future clinical trials may show that our drug candidates cause serious adverse events or undesirable side effects, which could interrupt, delay or halt clinical trials, resulting in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities or could result in a more restrictive label if our drug candidates are approved. If our recombinant Leptin or any of our other drug candidates cause serious adverse events or undesirable side effects either during clinical development, or after marketing approval, if obtained: • • regulatory authorities, IRBs, or the DSMB may impose a clinical hold, or we may decide on our own to suspend or terminate a study, which could result in substantial delays and adversely impact our ability to continue development of the product; • • regulatory authorities may require the addition of labeling statements, specific warnings, contraindications or field alerts to study subjects, investigators, physicians or pharmacies; • • we may be required to change the product design or the way the product is administered, conduct additional clinical trials or change the labeling of the product; • • we may be required to implement a REMS, which could result in substantial cost increases or signification limitations on distribution or have a negative impact on our ability to successfully commercialize the product; • • we may be required to limit the patients who can receive the product; • • we may be subject to limitations on how we promote the product; • • sales of the product may decrease significantly; • • regulatory authorities may require us to take our approved product off the market; • • we may be subject to litigation or product liability claims; and • • our reputation may suffer. Any of these events could prevent us from obtaining approval or achieving or maintaining market acceptance of the affected product, if approved, or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products. Our recombinant Leptin and our other drug candidates may never be approved or accepted by their intended markets. Our recombinant Leptin product and a number of our other drug candidates may never be approved or accepted for our expected uses of these productsOur future success depends on our ability to obtain market approval for and successfully commercialize our recombinant Leptin product as well as our ability to develop and market other drug candidates. Although our strategy – in which a missing or deficient hormone is augmented via a recombinantly derived human version – has proven over time to be one of the lowest risk and most successful of all biotherapeutic approaches, as illustrated in the commercial histories of products such as recombinant insulin, erythropoietin, and human growth hormone, we have not had any clinical trial results to support the safety and efficacy of our recombinant Leptin and our other drug products, and even if our recombinant Leptin product is approved, physicians may not be willing to use it. If we do not successfully develop and commercialize drug candidates, we may not become profitable and the value of our common stock may decline.

Ongoing Regulatory Review

Even if our drug candidates receive regulatory approval, we will still be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense, and we may still face future development and regulatory difficulties. Even if regulatory approval is obtained for any of our drug candidates, regulatory authorities may still impose significant restrictions on a product's indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. Given the number of high profile adverse safety events with certain drug products, regulatory authorities may require, as a condition of approval, costly REMS, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, expedited reporting of certain adverse events, pre-approval of promotional materials and restrictions on direct-to-consumer advertising. For example, any labeling approved for any of our drug candidates may include a restriction on the term of its use, or it may not include one or more of our intended indications or patient populations. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements. Our drug candidates will also be subject to ongoing regulatory requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information. In addition, sellers of approved products, manufacturers and manufacturers' facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMP. As such, we and our future CMOs are subject to continual review and periodic inspections to assess compliance with cGMP and the terms and conditions of approvals. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. As such, we may not promote our products for indications or uses for which they do not have approval. If a regulatory agency discovers problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or objects to the promotion, marketing or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our drug candidates fail to comply with applicable regulatory requirements, a regulatory agency may: • • issue warning letters or untitled letters; • • mandate modifications to promotional materials or require us to disseminate corrective information to healthcare practitioners or other parties; • • require us to enter into a consent decree or permanent injunction, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance; • impose other civil or criminal penalties; • • suspend or withdraw regulatory approval; • • suspend any ongoing clinical trials; • • refuse to approve pending applications or supplements to approved applications filed by us; • • impose restrictions on operations, including costly new manufacturing requirements; or • • seize or detain products or require a product recall. The FDA's policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability. We expect that our existing and future drug candidates will face competition, and most of our competitors have significantly greater resources than we do.

Biopharmaceutical industry competition

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical companies, generic or biosimilar drug companies, universities and other research institutions. Our drug candidates, if successfully developed and approved, will compete in crowded and competitive markets. In order to compete with approved products, our drug candidates will need to demonstrate compelling advantages. We believe the key competitive factors that will affect the development and commercial success of our drug candidates are efficacy, safety and tolerability profile, mechanism of action, control and predictability, convenience of dosing and price and reimbursement. Our most advanced drug candidate, our recombinant Leptin product, is being developed for use in the treatment of patients with mild AD receiving a standard of care with an aceytlcholinesterase inhibitor and/or memantine. If approved for this indication, new competitors may emerge, and our recombinant Leptin product may face competition from several therapies currently in clinical development that address different mechanisms of action than our recombinant Leptin product. Potential competitors with products in late stage clinical development are Biogen, with its drug candidates BAN2401 and aducanumab, and Roche's crenezumab and gantenrumab. Many of our potential competitors have substantially greater: • • resources, including capital, personnel and technology; • • research and development capability; • • clinical trial expertise; • • regulatory expertise; • • intellectual property rights, including patent rights; • • expertise in obtaining, maintaining, defending and enforcing intellectual property rights, including patent rights; • • manufacturing and distribution expertise; and • • sales and marketing expertise. In addition, academic and government institutions are increasingly likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products based on technology developed at such institutions. Many of these competitors have significant products approved or in development that could be competitive with our products. Accordingly, our competitors may be more successful than us in obtaining regulatory approval for drugs and achieving widespread market acceptance. Our competitors' drugs may be more effective, less costly, or more effectively marketed and sold, than any drug candidate we may commercialize and may render our drug candidates obsolete or non-competitive before we can recover the expenses of their development and commercialization. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render our drug candidates non-competitive or obsolete. Healthcare cost containment initiatives and the growth of managed care may limit our revenues and profitability. Our ability to commercialize our products successfully may be negatively affected by the ongoing efforts of governmental and third-party payors to contain the cost of health care. In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was passed, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D. In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. These automatic reductions include aggregate reductions of

Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures. Both governmental and third-party payers are challenging the cost of healthcare products and services, denying or limiting coverage and reimbursement amounts for new therapeutic products, for FDA-approved products considered experimental or investigational or used for disease indications without FDA marketing approval. Any restrictions in coverage or reductions in reimbursement rates under government programs often result in reductions in reimbursement rates by insurance companies and other third-party payors. Even if we succeed in bringing our recombinant Leptin product or any of our other drug candidates to the market, we may not be considered cost-effective, and governmental or third-party payor coverage and reimbursement might not be available or sufficient. If adequate governmental or third-party coverage or reimbursement is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing. Therefore, adverse changes in third-party payor coverage and reimbursement and/or new state and federal healthcare reform measures that may be adopted in the future could have a material adverse effect on our businesses, financial conditions and results of operations. Our current and future relationships with healthcare professionals, principal investigators, consultants, customers (actual and potential) and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable healthcare laws and regulations. Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers (actual and potential) and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws, including, without limitation: • • the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act; • • federal civil and criminal false claims laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; • • the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent; • • the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or • under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation; • • HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on covered entities, including healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; • • the federal Physician Payments Sunshine Act and its implementing regulations, which imposed annual reporting requirements for certain manufacturers of drugs, devices, biologicals and medical supplies for payments and "transfers of value" provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and • • analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Efforts to ensure that our future business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business activities, including our relationships with physician consultants, some of whom may prescribe our product candidates, if approved, in the future, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, which could significantly harm our business. If we try to obtain approval to commercialize any products outside the United States, many of the same risks that apply to obtaining approvals in the United States will likely apply to such a process, and even if we obtain approval to commercialize any such products outside of the United States, a variety of risks associated with international operations could materially adversely affect our business. If we try to obtain approval to commercialize any of our products outside the United States, many of the same risks with respect to obtaining such approvals in the United States will apply to that process. If our recombinant Leptin product or any of our other drug candidates are approved for commercialization outside of the United States, we intend to enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions. In that event, we expect that we will be subject to additional risks related to entering into international business relationships, including: • • different regulatory requirements for drug approvals; • • • • reduced protection for intellectual property rights, including trade secret and patent rights; • • • • existing tariffs, trade barriers and regulatory requirements and expected or unexpected changes; • economic weakness, including inflation, or political instability in foreign economies and markets; • • compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; • • foreign taxes, including withholding of payroll taxes; • • foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country; • • workforce uncertainty in countries where labor unrest is more or less common than in the United States; • • production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; • • business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, hurricanes, floods and fires; and • • difficulty in importing and exporting clinical trial materials and study samples.

Cyber-attacks or deficiency in cyber-security

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cyber-security. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Also, confidential patient and other information may be compromised in a cyber-attack or cyber-intrusion. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our drug candidates could be delayed.

Reliance on third parties

We may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our drug candidates successfully, if at all. We intend to seek collaborative relationships for the development and commercialization of our drug candidates, including our recombinant Leptin product. Failure to obtain a collaborative relationship for our recombinant Leptin product, particularly in the European Union and for other markets requiring extensive sales efforts, may significantly impair the potential for this drug candidate. We also will need to enter into collaborative relationships to provide funding to support our other research and development programs. The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, including: • • a collaboration partner may shift its priorities and resources away from our drug candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing; • • a collaboration partner may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons; • • a collaboration partner may cease development in therapeutic areas which are the subject of our strategic collaboration; • • a collaboration partner may not devote sufficient capital or resources towards our drug candidates; • • a collaboration partner may change the success criteria for a drug candidate thereby delaying or ceasing development of such candidate; • • a significant delay in initiation of certain development activities by a collaboration partner will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities; • • a collaboration partner could develop a product that competes, either directly or indirectly, with our drug candidate; • • a collaboration partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product; • • a collaboration partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements; • • a partner may exercise a contractual right to terminate a strategic alliance; • • a dispute may arise between us and a partner concerning the research, development or commercialization of a drug candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and • • a partner may use our products or technology in such a way as to invite litigation from a third party. If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of one or more of our drug candidates, undertake development and commercialization activities at our own expense or find alternative sources of capital.We intend to rely on third-party manufacturers to produce our drug candidates. If we experience problems with any of these suppliers, the manufacturing of our drug candidates or products could be delayed. We do not have the capability to manufacture our drug candidates and do not intend to develop that capability. In order to continue to develop our drug candidates, apply for regulatory approvals and ultimately commercialize products, we need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities. The facilities used by our CMOs to manufacture our drug candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit our INDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as cGMPs, for manufacture of both active drug substances and finished drug products. If our CMOs cannot successfully manufacture material that conforms to our specifications and the regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our drug candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our drug candidates, if approved. In addition, there are a limited number of manufacturers that operate under the FDA's cGMP regulations capable of manufacturing our drug candidates. As a result, we may have difficulty finding manufacturers for our drug candidates with adequate capacity for our needs. If we are unable to arrange for third-party manufacturing of our drug candidates on a timely basis, or to do so on commercially reasonable terms, we may not be able to complete development of our drug candidates or market them. Reliance on third-party manufacturers entails risks to which we might not be subject if we manufactured drug candidates ourselves, including: • • the limited number of manufacturers that could produce our drug candidates for us; • • the inability to meet our product specifications and quality requirements consistently; • • inability to access production facilities on a timely basis; • • inability or delay in increasing manufacturing capacity; • • manufacturing and product quality issues related to scale-up of manufacturing; • • costs and validation of new equipment and facilities required for commercial level activity; • • a failure to satisfy the FDA's cGMP requirements and similar foreign standards on a consistent basis; • • the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms; • • termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us; • • the reliance on a single sources of supply which, if unavailable, would delay our ability to complete our clinical trials or to sell any product for which we have received marketing approval; • • the lack of qualified backup suppliers for supplies that are currently purchased from a single source supplier; • • carrier disruptions or increased costs that are beyond our control; and • • the failure to deliver products under specified storage conditions and in a timely manner. Any of these risks could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our products, cause us to incur higher costs and prevent us from commercializing our drug candidates successfully. Manufacturing of our drug candidates and any approved products could be disrupted or halted if our third-party manufacturers do not comply with cGMP or foreign manufacturing standards, even if the compliance failure does not relate to our drug candidates or approved products. Furthermore, if any of our drug candidates are approved and our third-party manufacturers fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our drug candidates and to have any such new source approved by the FDA or a foreign regulator.

Risks related to Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. Our commercial success will depend in part on our ability to: • • apply for, obtain, maintain and enforce patents; • • protect trade secrets; and • • operate without infringing upon the proprietary rights of others. We will be able to protect our proprietary technology from unauthorized use by third parties only to the extent that such proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Any non-confidential disclosure to or misappropriation by third parties of our confidential or proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. As of March 31, 2018, we are the owner of record of at least 3 issued U.S. patents and at least 4 issued non-U.S. patents, as well as the licensee of at least 0 issued U.S. patents and at least 0 issued non-U.S. patents. A list of applications filed and their status (pending, granted, abandoned) is shown on Page 20. The patent application process, also known as patent prosecution, is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims or inventorship. If we or our current licensors or licensees, or any future licensors or licensees, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our current licensors or licensees, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may harm our business. The patent applications that we own or license may fail to result in issued patents in the United States or in other countries. Even if patents do issue on such patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. For example, U.S. patents can be challenged by any person before the new USPTO Patent Trial and Appeals Board at any time within the one year period following that person's receipt of an allegation of infringement of the patents. Patents granted by the European Patent Office may be similarly opposed by any person within nine months from the publication of the grant. Similar proceedings are available in other jurisdictions, and in the United States, Europe and other jurisdictions third parties can raise questions of validity with a patent office even before a patent has granted. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is successfully challenged, then our ability to commercialize such product candidates could be negatively affected, and we may face unexpected competition that could harm our business. Further, if we encounter delays in our clinical trials, the period of time during which we or our collaborators could market our product candidates under patent protection would be reduced. The degree of future protection of our proprietary rights is uncertain. Patent protection may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example: • • we might not have been the first to invent or the first to file the inventions covered by each of our pending patent applications and issued patents; • • others may be able to make, use, sell, offer to sell or import products that are similar to our products or product candidates but that are not covered by the claims of our patents; others may independently develop similar or alternative technologies or duplicate any of our technologies; • • the proprietary rights of others may have an adverse effect on our business; • • any proprietary rights we do obtain may not encompass commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties; • • any patents we obtain or our in-licensed issued patents may not be valid or enforceable; or • • we may not develop additional technologies or products that are patentable or suitable to maintain as trade secrets. If we or our current licensors or licensees, or any future licensors or licensees, fail to prosecute, maintain and enforce patent protection for our product candidates, our ability to develop and commercialize our product candidates could be harmed and we might not be able to prevent competitors from making, using and selling competing products. This failure to properly protect the intellectual property rights relating to our product candidates could harm our business, financial condition and operating results. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. If we or one of our collaborators were to initiate legal proceedings against a third party to enforce a patent covering the product candidate, the defendant could assert an affirmative defense or counterclaim that our patent is not infringed, invalid and/or unenforceable. In patent litigation in the United States, defendant defenses and counterclaims alleging noninfringement, invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, anticipation or obviousness, and lack of written description, definiteness or enablement. Patents may be unenforceable if someone connected with prosecution of the patent withheld material information from the USPTO, or made a misleading statement, during prosecution. The outcomes of proceedings involving assertions of invalidity and unenforceability are unpredictable. It is possible that prior art of which we and the patent examiner were unaware during prosecution exists, which would render our patents invalid. Moreover, it is also possible that prior art may exist that we are aware of, but that we do not believe are relevant to our current or future patents, that could nevertheless be determined to render our patents invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability of our patents covering one of our product candidates, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would harm our business. Moreover, our competitors could counterclaim in any suit to enforce our patents that we infringe their intellectual property. Furthermore, some of our competitors have substantially greater intellectual property portfolios, and resources, than we do. Our ability to stop third parties from using our technology or making, using, selling, offering to sell or importing our products is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities. If any patent we currently or in the future may own or license is deemed not infringed, invalid or unenforceable, it could impact our commercial success. We cannot predict the breadth of claims that may be issued from any patent applications we currently or may in the future own or license from third parties. To the extent that consultants or key employees apply technological information independently developed by them or by others to our product candidates, disputes may arise as to who has the proprietary rights to such information and product candidates, and certain of such disputes may not be resolved in our favor. Consultants and key employees that work with our confidential and proprietary technologies are required to assign all intellectual property rights in their inventions and discoveries created during the scope of their work to our company. However, these consultants or key employees may terminate their relationship with us, and we cannot preclude them indefinitely from dealing with our competitors. If we are unable to prevent disclosure of our trade secrets or other confidential information to third parties, our competitive position may be impaired. We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. Our ability to stop third parties from obtaining the information or know-how necessary to make, use, sell, offer to sell or import our products or practice our technology is dependent in part upon the extent to which we prevent disclosure of the trade secrets that cover these activities. Trade secret rights can be lost through disclosure to third parties. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our trade secrets to third parties, resulting in loss of trade secret protection. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how, which would not constitute a violation of our trade secret rights. Enforcing a claim that a third party is engaged in the unlawful use of our trade secrets is expensive, difficult and time consuming, and the outcome is unpredictable. In addition, recognition of rights in trade secrets and a willingness to enforce trade secrets differs in certain jurisdictions. Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products. As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a "first to file" system. The first-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our or our collaborators' patent applications and the enforcement or defense of our or our collaborators' issued patents, all of which could harm our business, results of operations and financial condition. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation could harm our business. Our commercial success depends significantly on our ability to operate without infringing, violating or misappropriating the patents and other proprietary rights of third parties. Our own technologies may infringe, violate or misappropriate the patents or other proprietary rights of third parties, or we may be subject to third-party claims of such infringement. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties, exist in the fields in which we are developing our product candidates. Because some patent applications may be maintained in secrecy until the patents are issued, because publication of patent applications is often delayed, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that we were the first to invent the technology or that others have not filed patent applications for technology covered by our pending applications. We may not be aware of patents that have already issued that a third party might assert are infringed by our product candidates. It is also possible that patents of which we are aware, but which we do not believe are relevant to our product candidates, could nevertheless be found to be infringed by our product candidates. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect. In the future, we may agree to indemnify our manufacturing partners against certain intellectual property claims brought by third parties. Intellectual property litigation involves many risks and uncertainties, and there is no assurance that we will prevail in any lawsuit brought against us. Third parties making claims against us for infringement, violation or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. Defense of these claims, regardless of their merit, would cause us to incur substantial expenses and, would be a substantial diversion of resources from our business. In the event of a successful claim of any such infringement, violation or misappropriation, we may need to obtain licenses from such third parties and we and our partners may be prevented from pursuing product development or commercialization and/or may be required to pay damages. We cannot be certain that any licenses required under such patents or proprietary rights would be made available to us, or that any offer to license would be made available to us on commercially reasonable terms. If we cannot obtain such licenses, we and our collaborators may be restricted or prevented from manufacturing and selling products employing our technology. These adverse results, if they occur, could adversely affect our business, results of operations and prospects, and the value of our shares. We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Focus on regulatory approval

Because we have limited financial and human resources, we intend to focus primarily on the regulatory approval of our recombinant Leptin product. As a result, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on existing and future drug candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through strategic alliance, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate, or we may allocate internal resources to a drug candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

Product Liability Lawsuits

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any future products we develop. We face an inherent risk of product liability as a result of the clinical testing of our drug candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in: • • decreased demand for our recombinant Leptin product or any future drug candidates or products we develop; • • injury to our reputation and significant negative media attention; • • withdrawal of clinical trial participants or cancellation of clinical trials; • • costs to defend the related litigation; • • a diversion of management's time and our resources; • • substantial monetary awards to trial participants or patients; • • regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions; • • loss of revenue; • • the inability to commercialize any products we develop; and • • a decline in our share price. Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of our recombinant Leptin product or any future products we develop. Although we expect to carry clinical trial liability insurance any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Liability insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing our recombinant Leptin product, we intend to expand our insurance coverage to include the sale of our recombinant Leptin product, however, we may be unable to obtain this liability insurance on commercially reasonable terms. Our operations involve hazardous materials, which could subject us to significant liabilities. Our research and development processes involve the controlled use of hazardous materials, including medical waste. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge or injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of exposure of individuals to hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use of these materials and our liability may exceed our total assets. We will obtain general liability and umbrella insurance. This coverage may not be adequate to cover all claims related to our hazardous materials. Furthermore, if we were to be held liable for a claim involving hazardous materials, this liability could exceed our insurance coverage, if any, and our other financial resources. Compliance with environmental and other laws and regulations may be expensive and current or future regulations may impair our research, development or production efforts. Our insurance policies will be expensive and will protect us only from some business risks, which will leave us exposed to significant uninsured liabilities. We will not carry insurance for all categories of risk that our business may encounter. Some of the policies we intend to obtain and maintain include general liability, employment practices liability, property, workers' compensation, Directors and Officers and umbrella insurance. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. The market for our proposed products is rapidly changing and competitive, and new drugs and new treatments that may be developed by others could impair our ability to maintain and grow our businesses and remain competitive. The pharmaceutical and biotechnology industries are subject to rapid and substantial technological change. Developments by others may render proposed products noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. As a company with nominal revenues engaged in the development of drug technologies, our resources are limited, and we may experience technical challenges inherent in such technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our proposed products. Our competitors may develop drugs that are safer, more effective or less costly than our proposed products and, therefore, present a serious competitive threat to us. The potential widespread acceptance of therapies that are alternatives to those of ours may limit market acceptance of our drug candidates, even if commercialized. Some of our targeted diseases and conditions can also be treated by other medication. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our technologies, formulations and products to receive widespread acceptance if commercialized. Therefore, changes in the market for our products and the availability of new or alternative treatments could have a material adverse effect on our businesses, financial conditions and results of operations. .

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nikolaos Tezapsidis	4,563,800	Common Stock	40.68
Jane Johnston	1,223,000	Common Stock	10.9

The Company's Securities

The Company has authorized Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 70,274 of Common Stock.

Common Stock

The amount of security authorized is 42,000,000 with a total of 11,217,509 outstanding.

Voting Rights

1 share = 1 Vote. Voting Rights of Securities Sold in this Offering Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the

Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $20,000.00
Maturity Date: July 15, 2023
Interest Rate: 10.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: Raise of $5 million

Material Rights

There are no material rights associated with Convertible Notes.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $253,902.00
  Number of Securities Sold: 126,951
  Use of proceeds: Working Capital
  Date: June 24, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $95,209.00
  Number of Securities Sold: 95,209
  Use of proceeds: Working Capital
  Date: February 26, 2018

Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We are a development stage, pre-revenue (only $9,115 in revenue in 2020) company. The company secured approximately $4 million in NIH grant money through SBIR mechanisms and these funds were utilized for the preclinical work leading to a number of publications and patents around the globe.

Furthermore, a manufacturing process for the production of recombinant protein was sorted out through the engagement of a Contract Manufacturing Organization. The company has a GMP level Master Cell Bank, ready to transfer the process to the appropriate Manufacturer. Neurotez has explored a number of vendors for this purpose and the selection process is close to being finalized, pending sufficient funding.

The future will require substantial funding from CF sources (previously worked with Netcapital) including StartEngine, but also institutional investors that the company is seeking through Utavi, an online platform as well as through the engagement of an investment bank group.

Historical results and cash flows:

The historical results do not reflect our potential future performance. It is speculated that we will become cash flow positive when our product will be approved by the FDA for marketing and commercialization. However, this holds certain risks, as outlined in the appropriate section.

Furthermore, we will continue spending funds as we increase the value of the company's assets. We believe opportunities for an IPO, reverse merger into a public shell, acquisition by a SPAC or other biopharmaceutical entity are possible exit points

for Neurotez and its investors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We are currently raising funds for the execution of our project. We have an offer from an Alternative Investment group with $4 Billion assets under management for a $50 million equity line which will become available upon Neurotez becoming a US public company. The aim is to raise up to $10 million total to enable the delivery of a significant milestone (complete Phase 1B trial). That will place the company at an optimal position for an IPO or reverse merger. This scenario however does hold certain risks, as outlined in the appropriate section.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised through StartEngine are critical to operations because they will provide working capital for Neurotez enabling it to organize and solidify the vendors required for development efforts for the next 2 years (manufacturing, IND enabling studies, safety human studies, Phase 1B).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

All funds will be utilized towards increasing the company's value over time. This also includes maintenance of patent estate around the globe (USA, China, Japan, India, S Africa, and others pending). That is critical in our strategy and important to maintain investor support.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company currently spends funds for soliciting this opportunity in a variety of media (crowdfunding, social media, online platforms, investment bankers, conferences). Also has to address patent maintenance fees, accounting expenses and other legal and corporate aspects of the company. The CEO is currently the only salaried employee ($5,000 /month stipend) and this campaign can provide some funds to address payroll challenges. With the minimum raise, the company will survive 1-2 months.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding goal, if achieved, will place the company in a good position for its future financial and strategic goals. The maximum funding goal can provide financing fuel for another 10-12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Possible equity line of credit by a large alternative investment group (under negotiation) and contemplated future capital raise in exchange for equity and contemplated co-development deal with CRO (under discussion).

Clinical trials are costly. After our Phase 1B trial which we anticipate completing before 2y from funding, a Phase 2 trial may require additional capital, estimated at $20-25 million. An accelerated approval designation by the FDA at this point will certainly facilitate entry to the market and possibly conditional approval followed by Phase 4 post-marketing studies is a scenario that our company will diligently work towards.

Indebtedness

- **Creditor:** Two Individual small investors
  Amount Owed: $20,000.00
  Interest Rate: 10.0%
  Maturity Date: July 31, 2022
  Convertible note

Related Party Transactions

- **Name of Entity:** Nikolaos Tezapsidis
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Nikolaos Tezapsidis has invested in shares and provided a loan to the company when funds were needed.
  Material Terms: Approximately $150,000 of his personal savings has been channeled into the company over the years, and has worked for extended periods of time without a salary. There are no set terms for repayment of such advances, and no interest charged on outstanding balances.

Valuation

Pre-Money Valuation: $44,870,036.00

Valuation Details:

The Company set its valuation internally without a formal-third party independent evaluation, based on a number of factors:

a. Historic data for companies in a similar stage;

b. Proforma of financial projections; and

c. Current market status (Biogen approval of its $56,000/yr drug makes Alzheimer's disease a $336,000,000 market in the USA alone, which is based on 60,000,000 patients in the USA).

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $20,000 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  90.0%
  Primarily negotiating the contracts for manufacturing and sorting out the details for the IND enabling studies. Small amount on salaries

- *Marketing*
  6.5%
  Reaching out to potential investors both on this CF platform but also to institutional investors

If we raise the over allotment amount of $281,096.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  94.0%
  Finalizing details of Manufacturing Contract of the Drug, and the IND enabling studies.

- *Marketing*
  2.5%
  Reaching out to potential investors, both on this CF platform and to Institutional investors

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than January 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://neurotez.com/ (https://neurotez.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Neurotez Inc.

[See attached]

Neurotez, Inc.

Financial Statements

September 30, 2020

Table of Contents



LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

October 20, 2021

Mr. Nikolaos Tezapsidis
Neurotez Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

We have reviewed the accompanying financial statements of Neurotez Inc. (a privately held Delaware corporation), which comprise the balance sheet as of September 30, 2020, and the related statements of operations, stockholders' deficit and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, based on its projections, the Company anticipates that during 2022, it will not have sufficient capital. Furthermore, the Company's losses from operations and working capital deficiency raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, NY

October 20, 2021

Neurotez, Inc.
Balance Sheet
September 30, 2020

Assets

Currrent Assets		
Cash	$	5,882
Total current assets		5,882
Lab and other equipment, net		-
Other assets		
Patents, net		158,862
Total Assets	$	164,744

Liabilities and Stockholders' Deficit

Current liabilities		
Accounts payable	$	286,635
Credit cards payable		50,625
Accrued expenses payable		17,850
Loans from stockholder		42,356
Notes Payable		23,000
Total current liabilities		420,466
Commitments and contingencies		-
Stockholders' Deficit		
Common Stock, $0.01 par value, 42,000,000 shares authorized, 11,118,853 issued and outstanding		111,189
Additional paid-in-capital		1,309,073
Accumulated deficit		(1,675,984)
Total Stockholders' Deficit		(255,722)
Total Liabilities and Stockholders' Deficit	$	164,744

See independent accountant's review report and accompanying notes.

Neurotez, Inc.
Statement of Operations
September 30, 2020

Operating expenses:		
Research and development	$	35,000
Selling, general and administrative		77,161
Amortization of patents		22,485
Stock based compensation		60,000
Total operating expenses		194,646
Other income (expenses)		
Emergency Disaster Relief Grant		1,000
Interest expense		(2,626)
Miscellaneous revenues		9,115
Provision for minimum state income taxes		(1,250)
Total other income		6,239
Net (Loss)	$	(188,407)

Neurotez, Inc.
Statement of Cash Flows
September 30, 2020

Cash flows from operating activities:		
Net (loss)	$	(188,407)
Adjustments to reconcile net (loss) to net cash		
(used in) operating activities:		
Stock based compensation		60,000
Amortization of patents		22,485
Changes in operating assets and liabilities:		
Accrued expenses		5,600
Net cash (used in) operating activities		(100,322)
Cash flows from investing activities:		
Patent expenditures		(5,094)
Net cash (used in) investing activities		(5,094)
Cash flows from financing activities:		
Repayment of loans from stockholder		(7,259)
Proceeds from sale of common stock		118,274
Net cash provided from financing activities		111,015
Increase in cash		5,599
Cash, beginning of year		283
Cash, end of year	$	5,882

Neurotez, Inc.
Statement of Stockholders' Deficit
September 30, 2020

	Common stock		Additional	Accumulated	
	Shares	Par Value	Paid in Capital	Deficit	Total
Balance, beginning of year	11,025,250	$ 110,253	$ 1,131,735	$ (1,487,577)	$ (245,589)
Stock based compensation	30,000	300	59,700		60,000
Shares of common stock, net of expenses	63,603	636	117,638		118,274
Net (loss)				(188,407)	(188,407)
Balance, end of year	11,118,853	$ 111,189	$ 1,309,073	$ (1,675,984)	$ (255,722)

See independent accountant's review report and accompanying notes.

5

NOTE A· NATURE OF OPERATIONS AND GOING CONCERN

Nature of operations

Neurotez, Inc. ("Neurotez" or the "Company") is a privately held Delaware corporation formed in October 2005 to develop safe and efficacious pharmaceuticals in the CNS (Central Nervous System) space, addressing huge unmet needs harnessing knowledge and technological advancements to select for specific subpopulations. Its flagship asset involves Memtin (a derivative of Leptin) which is being developed as replacement therapy for certain Alzheimer's disease patients ("AD"), and as a preventative remedy for a subgroup of those at risk. While this program has a potential for high impact in healthcare in the short term, the building of a fully-integrated company, with a platform including discovery efforts to proof of concept clinical trials is the Company's long-term aim. Neurotez plans to manufacture Memtin and initiate Single Ascending Dose and Multiple Ascending Dose safety clinical trials soon after an IND (Investigatable New Drug) is filed with the US Food and Drug Administration.

The Company's operations are subject to a number of factors that can affect its operating results and financial conditions. Such factors include, but are not limited to:

- the results of clinical testing and trial activities of the Company's products;
- the Company's ability to obtain regulatory approval to market its products;
- competition from products manufactured and sold or being developed by other companies;
- the Company's ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products;
- and the Company's ability to raise capital.

Going Concern

The Company has incurred a loss from operations and has a working capital deficiency at September 30, 2020. The Company has financed its operations since inception primarily through periodic crowd funding campaigns, capital contributions from certain shareholders, a bank loan, and advances from the Chief Executive Officer. The Company has also used credit card borrowings and has obtained deferred billings from certain vendors (particularly law firms) to obtain services while additional funding is being sought. The Company received grant funding in the first few years of its existence to support research and development activities, however such grants have ceased. The Company expects to continue to generate cash outflows from operations as the Company continues its research and development process.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. The Company does not know whether additional financing will be available when needed, or whether it will be available on favorable terms, or at all.

As of the date of this report, the Company does not have adequate resources to fund its operations through October 2022, without considering any potential future milestone payments that we may receive under any new collaborations that the Company may enter into in the future or any future capital raising transactions. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE B • SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates affecting the financial statements that are particularly significant include the inputs and model assumptions related to the valuation of stock grants and the useful life of patents. Actual results could differ from those estimates.

Concentration of credit risk

The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Lab and other equipment

Lab and other equipment is stated at cost less accumulated depreciation. Depreciation was computed using the straight-line method over the estimated useful lives of the related assets. All fixed assets, which consisted primarily of lab equipment and computers, were fully depreciated prior to September 30, 2019.

Neurotez Inc.
Notes to Reviewed Financial Statements
September 30, 2020

Patents

Patents are stated at cost less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful lives of the related assets, typically 15 years.

The Company evaluates the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the assets may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. To date, there have been no such impairment losses.

Stock-based compensation

The Company recognizes expense for stock-based compensation in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Stock-Based Compensation". ASC Topic 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC Topic 718 requires that such transactions be accounted for using a fair value- based method. The estimated fair value of the stock grants is amortized over the vesting period, based on the fair value of the stock award on the date granted.

In considering the fair value of the underlying stock when the Company issues restricted stock, the Company considered several factors including the probability weighted expected funding options that the Company considers reasonably possible at various points of time. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

Research and development

Research and development expenses consist primarily of costs associated with the preclinical studies, including obtaining the drug, and clinical trials and other expenses for research and development, supplies and development materials, costs for consultants and related research. Expenditures relating to research and development are expensed as incurred.

8

Fair value of financial instruments

As of September 30, 2020, the carrying amount of the notes payable approximates the fair value of such instruments based upon the best estimate of interest rates that would be available to the Company for similar debt obligations with similar maturities.

Income taxes

The Company accounts for income taxes using the asset-and-liability method in accordance with ASC Topic 740-10, *"Income Taxes"*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. A valuation allowance is recorded if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized in future periods.

The Company follows the provisions of ASC Topic 740-10 *Income Taxes*. ASC Topic 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on the recognition, measurement, and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods and disclosures. The application of that guidance did not result in the recognition of any unrecognized tax benefits at September 30, 2020. The Company's policy is to expense any uncertain tax positions, penalties and interest associated with this topic. As of September 30, 2020, there were no amounts accrued for penalties and interest.

The Company is subject to taxation in the United States and the State of New Jersey as a C-Corporation. With few exceptions, as of September 30, 2020, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before September 30, 2018.

Recent accounting pronouncements

The following pronouncement may have an impact on the accounting policies of the Company:

In August 2016, the FASB issued Accounting Standards Update ("ASU") 2016-15, *Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"). ASU 2016-15 is intended to reduce diversity in practice on how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. ASU 2016-15 also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. ASU 2016-15 is effective for the Company's fiscal year beginning January 1, 2019. The standard requires application using a retrospective transition method. The impact of adoption on the Company's financial statements was not significant.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether the implementation of such proposed standards would be material to the financial statements of the Company.

NOTE C - PATENTS

Patents are amortized over 15 years and consist of the following as of September 30, 2020:

Cost	$339,368
Accumulated amortization	(180,506)
Net book value	$158,862

Amortization expense for the year ended September 30, 2020 was approximately $22,500. Expected amortization over the next five years is approximately $23,000 per year and then approximately $44,000 in total thereafter.

NOTE D - NOTES PAYABLE

The Company entered into four notes payable, two with an investor and two with a vendor totaling $23,000. The terms of the notes include interest at 10% per annum, and is potentially convertible into common stock at discounts ranging from 25-50%. The due date of such notes have passed, although none of the noteholders have put forth a demand for payment. Total interest expense for the year ended September 30, 2020 was $2,300. Accrued interest payable at September 30, 2020 was $10,150 which is included in accrued expenses payable.

NOTE E - INCOME TAXES

Current income taxes are based on the taxable income for the year. The Company has only a minimum income tax provision for income taxes due to net losses.

At September 30, 2020, the Company has federal and New Jersey net operating loss carryforwards ("NOL carryforward") of approximately $1,060,000, which will begin to expire in 2032. The Company has raised capital through the issuance of capital stock. The Internal Revenue Code (the "IRC") contains limitations on the use of net operating loss carryforwards after the occurrence of a substantial ownership change as defined by IRC Section 382. Utilization of such net operating loss carryforwards may be limited if such capital raises are determined to be a change in ownership under IRC Section 382.

Deferred income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets as of September 30, 2020 arose from the following:

Deferred income tax asset from NOL carryforward	$	319,000
Stock based compensation and other		63,000
Subtotal		382,000
Less: valuation allowance		382,000
Net deferred tax asset	$	-

NOTE F - COMMON STOCK

According to the July 2017 amendment to the Articles of Incorporation, the total number of shares of common stock which the Company shall have the authority to issue is 42,000,000 shares of common stock, par value $0.01 per share.

The Company has issued shares to founders, board members and advisors throughout its existence. Substantially all of such shares were issued without cash consideration and were fully vested at the date of issuance. The fair value of such shares was minimal.

The Company has conducted two equity crowd funding campaigns over the past few years selling shares of common stock. The first equity crowd funding campaign was in 2018 and approximately $118,000 was raised during the year ended September 30, 2020 at a price of $2.00/share, net of expenses of approximately $8,900.

For the year ended September 30, 2020, the Company issued 30,000 shares to consultants. For financial reporting purposes, the value of such shares was estimated by management to be $60,000 which was recognized as stock-based compensation expense in the year ended September 30, 2020.

NOTE G – COMMITMENTS AND CONTINGENCIES

License

In July 2015, the Company entered into a license agreement with Case Western Reserve University ("Case") for the use of certain technology related to Leptin. The license agreement requires the Company to pay Case a royalty of .75% of net sales using such technology. Further, at no cost to the Company, Case will supply materials to support the clinical development of the product. No royalties have been paid through September 30, 2020.

Compensation Arrangement

Pursuant to a Resolution of the Board of Directors ("Board") on October 10, 2017, Mr. Tezapsidis, was to be entitled to a $3,000 monthly stipend until February 2018 and increasing to $5,000 per month from March 2018 until the Company raises at least $5,000,000. Such fund raise has not yet occurred. For the year ended September 30, 2020, Mr. Tezapsidis received cash compensation of $55,000 (and $5,000 is included in accrued expenses) pursuant to such resolution.

NOTE H - RELATED PARTY TRANSACTIONS

Nikolaos Tezapsidis, Chief Executive Officer of the Company, has provided cash advances from time to time to support the Company's operations. There are no set terms for repayment of such advances, and no interest charged on outstanding balances. At September 30, 2020 the balance due under such arrangements is $42,356. Mr. Tezapsidis also guarantees payment of the credit cards payable – See Note I.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 20, 2021, which is the date the financial statements were available to be issued.

On October 15, 2020, the Company settled the credit card payable and made a payment of $5,988 in final settlement.

In October 2020, the Company extended two of the notes payable aggregating $20,000 creating a new maturity date of October 2023. Further, one of the notes payable with a principle and accrued interest of approximately $3,300 was converted into 6,600 shares of common stock.

Financial Statements

September 30, 2019

Prepared For:

Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

Prepared By:

Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Avenue, Suite 203
Clark, NJ 07066
848-467-3990

Neurotez, Inc.
September 30, 2019

Table of Contents

Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Avenue, Suite 203
Clark, NJ 07066

Independent Accountant's Review Report

April 27, 2020

To Board of Directors
Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

We have reviewed the accompanying financial statements of Neurotez, Inc. (a C-corporation), which comprise the balance sheet as of September 30, 2019, and the related statements of loss and changes in stockholders' deficit and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Kleespies, Horwitz & Associates, LLC

KLEESPIES, HORWITZ & ASSOCIATES, LLC

April 27, 2020

Neurotez, Inc.
Balance Sheets
September 30, 2019

Assets

Current Assets
Cash $ 283

Total Current Assets $ 283

Fixed Assets
Equipment-Lab 58,281
Computers 280
Total Fixed Assets 58,561
Less: Accumulated depreciation (58,561)

Net Fixed Assets -

Other Assets
Patents, net of amortization 176,253

Net Other Assets 176,253

Total Assets $ 176,536

Neurotez, Inc.
Balance Sheets
September 30, 2019

Liabilities and Stockholders' Deficit

Current Liabilities			
Accounts payable	$	286,635	
Credit cards payable		50,625	
Accrued expenses		9,457	
Loans from stockholder		49,615	
Total Current Liabilities			$ 396,332
Long Term Liabilities			
Other long term loans		26,000	
Total Long Term Liabilities			26,000
Total Liabilities			422,332
Stockholders' Deficit			
Common Stock, $0.01 par value, 42,000,000 shares authorized, 11,025,250 issued & outstanding		110,252	
Additional paid-in-capital		1,057,765	
Accumulated deficit		(1,413,813)	
Total Stockholders' Deficit			(245,796)
Total Liabilities and Stockholders' Deficit			$ 176,536

See Independent Accountant's Review Report

4

Neurotez, Inc.
Statements of Loss
For the year ended September 30, 2019

Revenue		
Sales	$ -	
Total Revenue		$ -
Operating Expenses		
Reseach and Development	5,254	
Selling, general and administrative	41,639	
Stock based compensation	319,426	
Total Operating Expenses	366,319	
Loss from Operations		(366,319)
Other Expenses		
Interest expense	873	
Total Other Expenses		873
Loss Before Income Taxes		(367,192)
Provision for Income Taxes		103
Net Loss		$ (367,295)

Neurotez, Inc.
Statements of Changes in Stockholders' Deficit
For the year ended September 30, 2019

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, September 30, 2018	$ 108,645	$ 737,946	$ (1,046,518)	$ (199,927)
Capital contributions	-	2,000	-	2,000
Stock compensation	1,607	317,819	-	319,426
Net loss	-	-	(367,295)	(367,295)
Balance, September 30, 2019	$ 110,252	$ 1,057,765	$ (1,413,813)	$ (245,796)

Neurotez Inc.
Statements of Cash Flows
For the year ended September 30, 2019

Cash flows from operating activities:		
Net loss	$ (367,295)	
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Amortization	22,284	
Stock based compensation	319,426	
Changes in operating assets & liabilities:		
Increase (decrease) in:		
Accounts payable	4,281	
Accrued expenses	2,601	
Net Cash Used In Operating Activities		$ (18,703)
Cash flows from financing activities:		
Increase in shareholder loans	9,453	
Increase in notes payable	-	
Sale of common stock	-	
Increase in paid in capital	2,000	
Net Cash Provided by Financing Activities		11,453
Net Decrease in Cash		$ (7,250)
Summary:		
Cash balance at beginning of year	$ 7,533	
Cash balance at end of year	283	
Net Increase in Cash		$ (7,250)
Additional Information:		
Actual interest paid	-	
Actual taxes paid	103	

Neurotez, Inc.
Notes to Financial Statements
September 30, 2019

NOTE A - NATURE OF OPERATIONS AND LIQUIDITY

1.   **Nature of operations:**

Neurotez, Inc. ["Neurotez" or the "Company") is a privately held Delaware corporation formed to develop safe and efficacious pharmaceuticals in the CNS [Central Nervous System) space, addressing huge unmet needs harnessing knowledge and technological advancements to select for specific subpopulations. Its flagship asset involves Memtin (a derivative of Leptin) which is being developed as replacement therapy for certain Alzheimer's disease patients ["AD"), and as a preventative remedy for a subgroup of those at risk. While this program has a potential for high impact in healthcare in the short term, the building of a fully-integrated company, with a platform including discovery efforts to proof of concept clinical trials is the Company's long term aim. Neurotez plans to manufacture Memtin and initiate Single Ascending Dose and Multiple Ascending Dose safety clinical trials soon after an IND [Investigatable New Drug) is filed with the US Food and Drug Administration.

For income tax filing purposes, Neurotez, Inc. has operated as a C-Corporation since its formation on October 11, 2005.

The Company's operations are subject to a number of factors that can affect its operating results and financial conditions. Such factors include, but are not limited to:

- the results of clinical testing and trial activities of the Company's products,
- the Company's ability to obtain regulatory approval to market its products,
- competition from products manufactured and sold or being developed by other companies,
- the price of, and demand for, Company products,
- the Company's ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products,
- and the Company's ability to raise capital.

2.   **Liquidity**

The Company has incurred a loss from operations and has a working capital deficiency at September 30, 2019. The Company has financed its operations since inception primarily through capital contributions from certain shareholders, a bank loan, and advances from the Chief Executive Officer. The Company has also used credit card borrowings and has obtained deferred billings from certain vendors [particularly law firms) to obtain services while additional funding is being sought. The Company received grant funding in the first few years of its existence to support research and development activities, however such grants have ceased. The Company expects to continue to generate cash outflows from operations as the Company continues its research and development process.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Basis of Presentation**

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP],

2. **Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates affecting the financial statements that are particularly significant include the inputs and model assumptions related to the valuation of stock grants and the useful life of patents. Actual results could differ from those estimates.

3. **Concentration of credit risk:**

The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

4. **Property and equipment and depreciation:**

Property and equipment is stated at cost less accumulated depreciation. Depreciation was computed using the straight-line method over the estimated useful lives of the related assets. All fixed assets, which consisted primarily of lab equipment and computers, were fully depreciated prior to September 30, 2015.

5. **Patents:**

Patents are stated at cost less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful lives of the related assets, typically 15 years.

The Company evaluates the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the assets may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. To date, there have been no such impairment losses.

6. **Stock-based compensation:**

The Company recognizes expense for stock-based compensation in accordance with Accounting Standards Codification ("ASC") Topic 718, *"Stock-Based Compensation"*. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires that such transactions be accounted for using a fair value based method. The estimated fair value of the stock grants is amortized over the vesting period, based on the fair value of the stock award on the date granted.

Stock-based compensation (Cont'd):

In considering the fair value of the underlying stock when the Company issues restricted stock, the Company considered several factors including the probability weighted expected funding options that the Company considers reasonably possible at various points of time. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

7. **Research and development:**

Research and development expenses consist primarily of costs associated with the preclinical studies, including obtaining the drug, and clinical trials and other expenses for research and development, supplies and development materials, costs for consultants and related research. Expenditures relating to research and development are expensed as incurred.

8. **Fair value of financial instruments:**

As of September 30, 2019, the carrying amount of the notes payable approximates the fair value of such instruments based upon the best estimate of interest rates that would be available to the Company for similar debt obligations with similar maturities.

9. **Income taxes:**

The Company accounts for income taxes using the asset-and-liability method in accordance with ASC Topic 740, "Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. A valuation allowance is recorded if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized in future periods.

The Company follows the guidance in ASC Topic 740-10 in assessing uncertain tax positions. The standard applies to all tax positions and clarifies the recognition of tax benefits in the financial Statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amount to be recognized. Tax positions that meet the more-likely-than-not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority.

The Company is subject to taxation in the United States and the State of New Jersey. As of September 30, 2019, the Company's tax years for September 30, 2016, 2017 and 2018 are subject to examination by the tax authorities. With few exceptions, as of September 30, 2019, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before September 30, 2016.

10. Recent accounting pronouncements:

In March 2016, the FASB issued ASU 2016-09, *"Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting"*. The amendments simplify the accounting for employee share-based payments, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments also simplify two areas specific to private companies, practical expedient for expected term and intrinsic value. The ASU will be effective for annual periods beginning after December 15, 2017. The Company is in the process of assessing the impact of this ASU on the financial statements.

In August 2016, the FASB issued ASU 2016-15, *"Classification of Certain Cash Receipts and Cash Payments"*. ASU 2016-15 clarifies how certain cash receipts and payments should be presented in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2018 with early adoption permitted. The Company is in the process of evaluating the future impact of ASU 2016-15 on the financial statements.

In May 2017, the FASB issued ASU 2017-09, *"Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting"*. This update clarifies the changes to terms or conditions of a share- based payment award that require an entity to apply modification accounting. ASU 2017-09 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. Early application is permitted and prospective application is required. The Company does not expect that the adoption of this guidance will have a significant impact on the Company's financial position, results of operations or cash flows.

11. Subsequent events:

The Company has evaluated subsequent events through April 27, 2020, which is the date the financial statements were available to be issued.

NOTE C - PATENTS

Patents are amortized over 15 years and consist of the following as of September 30, 2019:

Cost	$334,274
Accumulated Amortization	(158,021)
Net Value	$176,253

Amortization expense for the year ended September 30, 2019 was $22,284.

C – PATENTS (CONT'D)

Expected amortization over the next five years is as follows:

Year ended September 30, 2020	$ 22,284
Year ended September 30, 2021	22,284
Year ended September 30, 2022	21,400
Year ended September 30, 2023	18,749
Thereafter	91,536
Total	$176,253

NOTE D - NOTES PAYABLE

The Company entered into two notes payable, one with an investor and one with a vendor. Each note is for $10,000. The terms of the notes include interest at 10% per annum and a due date of June, 2020 and October, 2019, respectively.

NOTE E - INCOME TAXES

Current income taxes are based on the taxable income for the year. The Company has no current provision for income taxes due to net losses. Deferred income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences relate primarily to income recognized for tax purposes but deferred for financial reporting, in addition to different depreciation methods used for financial accounting and tax purposes.

At September 30, 2019, the Company has federal and New Jersey net operating loss carryforwards of approximately $437,800, which will begin to expire in 2032. The Company has raised capital through the issuance of capital stock. The Internal Revenue Code (the "IRC") contains limitations on the use of net operating loss carryforwards after the occurrence of a substantial ownership change as defined by IRC Section 382. Utilization of such net operating loss carryforwards may be limited if such capital raises are determined to be a change in ownership under IRC Section 382.

Deferred tax assets as of September 30, 2019 consist of approximately the following:

Net operating loss carryforwards	$304,188
Stock based compensation and other	515,183
Subtotal	819,371
Less: valuation allowance	(819,371)
Net deferred tax asset	$ 0

The Company accounts for uncertainty in income taxes in accordance with ASC 740, *"Income Taxes"*. Application of this topic involves an assessment of whether each income tax position is "more likely than not" of being sustained on audit, including resolution of related appeals or litigation process, if any. For each income tax position that meets the "more likely than not" recognition threshold, the Company then assess the largest amount of tax benefit that is greater than 50% likelihood of being realized upon effective settlement with the tax authority. There were no uncertain income tax positions at September 30, 2019.

NOTE F - SHAREHOLDERS' DEFICIT

Common Stock:

According to the July 2017 amendment to the Articles of Incorporation the total number of shares of all classes of stock which the Company shall have the authority to issue is 42,000,000 shares of common stock, par value $0.01 per share. That amendment also provided for a stock split of 14,000 shares of common stock for each share previously held. All share and per share amounts in this report have been retrospectively adjusted for such split.

The Company has issued shares to founders, board members and advisors throughout its existence. Substantially all of such shares were issued without cash consideration and were fully vested at the date of issuance. For tax purposes the value of such shares were deemed minimal. For financial reporting purposes, the Company used a time-based probability weighted of expected outcomes models to recognize the compensatory charge.

For the year ended September 30, 2019, the Company issued 160,713 shares, of which 160,713 shares were vested to consultants The Company records stock based compensation expense as shares of stock vested, based upon the estimated fair value of such stock at the date of issuance. The expense was $319,426 for the year ended September 30, 2019.

Certain shareholders have made capital contributions to the Company from time to time with no intention of being repaid or additional shares issued to them. Such amounts are considered Capital Contributions and part of the additional paid-in-capital balance on the accompanying balance sheet.

The Company anticipates the approval of a stock option plan at its next shareholder vote, however, as of September 30, 2019 there is no formal plan in place.

NOTE G – COMMITMENTS

1.   Litigation:

The Company, from time-to-time, is a defendant in actions arising in the ordinary course of business. There are no such matters outstanding as of September 30, 2019.

2.   License:

In July 2015, the Company entered into a license agreement with Case Western Reserve University ("Case"] for the use of certain technology related to Leptin. The license agreement requires the Company to pay Case a royalty of .75% of net sales using such technology. Further, at no cost to the Company, Case will supply materials to support the clinical development of the product. No royalties have been paid through September 30, 2019.

3.   Compensation:

Following a Resolution of the Board of Directors on Oct 10, 2017, Mr. Tezapsidis, is entitled to a $5,000 monthly stipend until fund raising of at least $5,000,000 for Neurotez is achieved. The funding for the stipend is provided by the board on a monthly basis, in exchange, promissory notes are issued to those board members who contribute. The promissory notes bear interest at 10% per annum and mature one year from the date of funding. Through September 30, 2019, Mr. Tezapsidis received $65,000 pursuant to such resolution. The stipend has temporarily ceased, with the last payment being made in October, 2018. No date for reestablishing payments has been set.

Neurotez, Inc.
Notes to Financial Statements
September 30, 2019

NOTE H – RELATED PARTY TRANSACTIONS

Nikolaos Tezapsidis, Chief Executive Officer of the Company, has provided cash advances from time to time to support the Company's operations. There are no set terms for repayment of such advances. At September 30, 2019 the balance due under such arrangements is $49,615. Mr. Tezapsidis also guarantees payment of the credit cards payable.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Alzheimer's disease is a devastating disorder of the central nervous system. It affects more than 5 million Americans. It affects close to 15 million if not more around the globe.

My own mother suffered from dementia she died four years ago and I experienced the way by which she deteriorated it alters your behavior your personality you become a different person you don't recognize your own brother, children, close friends. She became in her later stage of the diseases paranoid and aggressive and it was a really heartbreaking experience.

Our company has a strong team, esteemed individuals with heavy credentials, very known figures in the field and an experience in delivering new drugs in into the market.

It is our intention to in the near future secure the funds that are needed to move forward with the clinical development. I am totally devoted in identifying the right drug in treating these people who really really need something for intervention. I really have devoted my life and my profession in identifying a drug that can be delivered to these people, that are really in need now and in the future in order to live a healthy and a long life. I anticipate being successful in raising the funds that we need with your help.

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